Buenos Aires, April 28, 2022

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder´s Meeting dated as of April 27, 2022.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on April 27, 2022 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to sign the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved: (i) that the Reading of the documents be omitted due to the fact that it is known by all shareholders for it was at their disposal with due time prior to this Shareholders Meeting and within the regulatory timeframe; and (ii) to approve the Consolidated Financial Statement for the fiscal year ended December 31, 2021 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, Independent Auditor’s Report, Statutory Audit Committee Report, Annual Report and Corporate Governance Code Compliance Report, the Informative Summary as required by the Argentine Securities Commission Rules, Auditors report and Supervisory Committee report and the Individual Financial Statement for the fiscal year ended December 31, 2021 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, the Informative Summary as required by the Argentine Securities Commission Rules, authorizing the Board of Directors to make any modifications that the supervisory bodies could require as long as those modifications are not objected by the Supervisory Committee or the signing accountant.

Item 3: The Shareholders Meeting, considering that the fiscal year showed profits of Ps. 27,097 million and, as of December 31, 2021, the retained earnings amounted profits of Ps. 44,454 million, by a majority equivalent to 99.99% of the computable votes resolved: (i) that Ps. 13,032 million of the currency translation difference charged to retained earnings shall be allocated to the voluntary reserve, (ii) to release Ps. 485 million from the statutory reserve since it exceeded the legal limit of 20% of the capital stock and (iii) that the remaining balance, i.e., Ps. 31,907 million, shall set up an optional reserve.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to approve the actions taken by the Board of Directors and the members of the Supervisory Committee in the fiscal year ended December 31, 2021.

Item 5: The Shareholders Meeting, by a majority equivalent to 94.77% of the computable votes, resolved to approve the remuneration to be paid to the Board Of Directors and, by the majority equivalent to 96.33%, resolved to approve the remuneration to be paid to the Supervisory Committee for the fiscal year ended December 31, 2021. Also, it resolved to authorize an advance payment of fees to the Directors and the Supervisory Committee until such time as the financial statements for the year ending December 31, 2022 are considered by the Shareholder’s Meeting.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.98% of the computable votes resolved to approve the compensation to be paid to the certifying accountant for the duties performed in the fiscal year ended December 31, 2021. Such amount includes the fees for the SOX 404 certification required by the Securities and Exchange Commission.

Item 7: The Shareholders Meeting, by a majority equivalent to 99.52% of the computable votes resolved to appoint Messrs. Carlos Correa Urquiza, Darío Epstein, Santiago Fraschina and Carolina Zang as members of the Board of Directors and Messrs. Diego Martín Salaverri, Mariana de la Fuente, Clarisa Lifsic, Paula Eugenia Platini, Lorena Rappaport, Clarisa Vittone and Diana Mondino as alternate members.

Item 8: The Shareholders Meeting, by a majority equivalent to 69.89% of the computable votes resolved to elect Mrs. Elena Sozzani as member of the Supervisory Committee, and Mrs. Noemí Cohn as alternate member.

Item 9: The Shareholders Meeting, by a majority equivalent to 99.98% of the computable votes resolved the appointment of Price Waterhouse & Co. S.R.L., a member of PriceWaterhouseCoopers, and the designation of Mr. Carlos Martín Barbafina as certifying accountant, and Messrs. Fernando Rodríguez and Ezequiel Mirazón as alternate certifying accountants, for the fiscal year ending December 31, 2022.

Item 10: The Shareholders Meeting, by a majority equivalent to 99.98% of the computable votes resolved to postpone the approval of the independent auditor’s remuneration for the fiscal year ending December 31, 2022 until the next annual Shareholders’ Meeting to be held.

Item 11: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to allocate to Audit Committee’s activities a budget amount of AR$ 1,500,000 for fiscal year 2022.

Item 12: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to approve reduction of stock capital of AR$2,761,375 and cancellation of 2,761,375 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, in accordance with article 220 item 1) of the Corporations Act. As a consequence of that, the capital stock will be reduced from AR$1,386,405,980 to AR$1,383,644,605.

Item 13: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, María Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Gisele Tortosa Chavez, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, Micaela Saieg, Martín Ezequiel Gardella, Paula María Devotto, Fabiana Marcela Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely.

María Agustina Montes

Head of Market Relations